                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
           OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                            LITTLE SWITZERLAND, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))
                                   TSAC CORP.
                                  TIFFANY & CO.
                           TIFFANY & CO. INTERNATIONAL
                      (NAMES OF FILING PERSONS (OFFERORS))
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   537528-10-1
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                PATRICK B. DORSEY
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                  TIFFANY & CO.
                               600 MADISON AVENUE
                               NEW YORK, NY 10022
                                 (212) 230-5320
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                 COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

                                    COPY TO:
                                STEVEN R. FINLEY
                           GIBSON, DUNN & CRUTCHER LLP
                                 200 PARK AVENUE
                               NEW YORK, NY 10166
                                 (212) 351-4000

                            CALCULATION OF FILING FEE

             TRANSACTION VALUATION             AMOUNT OF FILING FEE
                $26,143,709(1)                      $2,405.22(2)

(1)The transaction value is estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 10,893,212 shares of common stock, par value $.01 per share (the "Shares"), of Little Switzerland, Inc., at a purchase price of $2.40 per Share, net to the seller in cash. Such number of Shares is based on information received from Little Switzerland, Inc. and assumes (i) 9,311,972 Shares outstanding (excluding Shares already held by Tiffany International) as of August 14, 2002 and (ii) the exercise of up to 1,524,500 options to purchase Shares and 56,740 warrants, on or prior to the expected consummation of the tender offer.

(2)The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002.

[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
   and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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AMOUNT PREVIOUSLY PAID: $2,405.22      FILING PARTY: TSAC CORP.
                                                     TIFFANY & CO.
                                                     TIFFANY & CO. INTERNATIONAL

FORM OR REGISTRATION NO.: SCHEDULE TO-T DATE FILED:   AUGUST 15, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[X] going-private transaction subject to Rule 13e-3

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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   This Amendment No. 3 amends and supplements the Tender Offer Statement and
Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission on August 15, 2002 (as amended and supplemented, the "Schedule TO") by Tiffany & Co., a Delaware corporation ("Tiffany"), Tiffany International, a Delaware corporation and wholly-owned subsidiary of Tiffany ("International"), and TSAC Corp., a Delaware corporation and a wholly-owned subsidiary of International ("Purchaser"). This Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Little Switzerland, Inc., a Delaware corporation, at $2.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 15, 2002 (as amended and supplemented, the "Offer to Purchase"), and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO filed with the Securities and Exchange Commission on August 15, 2002.

   Except as otherwise set forth below, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO. Capitalized terms used but not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

ITEM 4. TERMS OF THE TRANSACTION

   Item 4 of Schedule TO is hereby amended and supplemented by including the following:

   We amend the section entitled "Questions and Answers About the Tender Offer - If Tiffany & Co. consummates the tender offer, what are its plans with respect to the shares that are not tendered in the offer?," beginning on page 5 of the Offer to Purchase as follows:

   The last sentence of that section, appearing on pages 5 and 6 of the Offer to Purchase is deleted and replaced in its entirety with the following:

   If the Majority of the Minority Condition is not satisfied we will not acquire any Little Switzerland shares from the public in the tender offer. See
Section 9, "The Offer -- Merger; Appraisal Rights; Rule 13e-3."

   We amend the section entitled "The Offer - Certain Information Concerning Little Switzerland," beginning on page 28 of the Offer to Purchase as follows:

   The following word is added after the semicolon at the end of the first bullet point of the fourth paragraph of that section:

   and

   The second and third bullet points of the fourth paragraph of that section, appearing on page 28 of the Offer to Purchase, are deleted and replaced in their entirety with the following:

 o The Board of Directors of Little Switzerland formed a committee of the one independent director, Mr. Richard Sasso, who is neither affiliated with Tiffany or the Holtzmans nor an executive officer of Little Switzerland, to consider the Offer, and Mr. Sasso retained independent legal and financial advisors. The conclusions of the independent committee with respect to the Offer are set forth in Little Switzerland's Schedule 14D-9 filed with the SEC on August 29, 2002.

   We amend the section entitled "The Offer - Merger; Appraisal Rights; Rule 13e-3," beginning on page 32 of the Offer to Purchase as follows:

   The second paragraph of that section, appearing on page 33 of the Offer to Purchase is deleted and replaced in its entirety with the following:

   If, after the Offer is completed but prior to consummation of the Merger, the aggregate beneficial ownership by Tiffany and its subsidiaries, including Purchaser, of the outstanding Shares should fall below 90% due to the exercise of outstanding options to acquire Shares or for any other reason, Purchaser may decide to proceed with a stockholder vote on the Merger or to acquire additional Shares in the open market or in privately negotiated transactions to the extent required for such ownership to equal or


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exceed 90%. Any such purchases would be made at the Offer price.

ITEM 11.  ADDITIONAL INFORMATION

   Item 11 of Schedule TO is hereby supplemented by including the following:

   On September 12, 2002, Purchaser announced that the Offer had been extended and that the Offer and withdrawal rights will now expire at 5:00 p.m., New York City time, on September 27, 2002. The full text of the press release issued by Purchaser on September 12, 2002 announcing the extension is filed as Exhibit
(a)(10) hereto.

   We amend the section entitled "Questions and Answers About the Tender Offer - If Tiffany & Co. consummates the tender offer, what are its plans with respect to the shares that are not tendered in the offer?," beginning on page 5 of the Offer to Purchase as follows:

   The last sentence of that section, appearing on pages 5 and 6 of the Offer to Purchase is deleted and replaced in its entirety with the following:

   If the Majority of the Minority Condition is not satisfied we will not acquire any Little Switzerland shares from the public in the tender offer. See
Section 9, "The Offer -- Merger; Appraisal Rights; Rule 13e-3."

   We amend the section entitled "The Offer - Certain Information Concerning Little Switzerland," beginning on page 28 of the Offer to Purchase as follows:

   The following word is added after the semicolon at the end of the first bullet point of the fourth paragraph of that section:

   and

   The second and third bullet points of the fourth paragraph of that section, appearing on page 28 of the Offer to Purchase, are deleted and replaced in their entirety with the following:

 o The Board of Directors of Little Switzerland formed a committee of the one independent director, Mr. Richard Sasso, who is neither affiliated with Tiffany or the Holtzmans nor an executive officer of Little Switzerland, to consider the Offer, and Mr. Sasso retained independent legal and financial advisors. The conclusions of the independent committee with respect to the Offer are set forth in Little Switzerland's Schedule 14D-9 filed with the SEC on August 29, 2002.

   We amend the section entitled "The Offer - Merger; Appraisal Rights; Rule 13e-3," beginning on page 32 of the Offer to Purchase as follows:

   The second paragraph of that section, appearing on page 33 of the Offer to Purchase is deleted and replaced in its entirety with the following:

   If, after the Offer is completed but prior to consummation of the Merger, the aggregate beneficial ownership by Tiffany and its subsidiaries, including Purchaser, of the outstanding Shares should fall below 90% due to the exercise of outstanding options to acquire Shares or for any other reason, Purchaser may decide to proceed with a stockholder vote on the Merger or to acquire additional Shares in the open market or in privately negotiated transactions to the extent required for such ownership to equal or exceed 90%. Any such purchases would be made at the Offer price.

ITEM 12.  EXHIBITS

   Item 12 of Schedule TO is hereby supplemented by including the following:

   (a)(1)(ix) Text of Press Release issued by Tiffany on September 12, 2002.



ITEM 13.  ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13E-3


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   ITEM 4. TERMS OF THE TRANSACTION

      Item 4 of Schedule TO is hereby amended and supplemented by including the following:

      We amend the section entitled "The Offer - Merger; Appraisal Rights; Rule 13e-3," beginning on page 32 of the Offer to Purchase as follows:

      The second paragraph of that section, appearing on page 33 of the Offer to Purchase is deleted and replaced in its entirety with the following:

      If, after the Offer is completed but prior to consummation of the Merger, the aggregate beneficial ownership by Tiffany and its subsidiaries, including Purchaser, of the outstanding Shares should fall below 90% due to the exercise of outstanding options to acquire Shares or for any other reason, Purchaser may decide to proceed with a stockholder vote on the Merger or to acquire additional Shares in the open market or in privately negotiated transactions to the extent required for such ownership to equal or exceed 90%. Any such purchases would be made at the Offer price.

   ITEM 12. THE SOLICITATION OR RECOMMENDATION

      Item 12 of Schedule TO is hereby amended and supplemented by including the following:

      We amend the section entitled "The Offer - Certain Information Concerning Little Switzerland," beginning on page 28 of the Offer to Purchase as follows:

      The following word is added after the semicolon at the end of the first bullet point of the fourth paragraph of that section:

      and

      The second and third bullet points of the fourth paragraph of that section, appearing on page 28 of the Offer to Purchase, are deleted and replaced in their entirety with the following:

 o The Board of Directors of Little Switzerland formed a committee of the one independent director, Mr. Richard Sasso, who is neither affiliated with Tiffany or the Holtzmans nor an executive officer of Little Switzerland, to consider the Offer, and Mr. Sasso retained independent legal and financial advisors. The conclusions of the independent committee with respect to the Offer are set forth in Little Switzerland's Schedule 14D-9 filed with the SEC on August 29, 2002.


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                                   SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             TIFFANY & CO.

                                             By: /s/ PATRICK B. DORSEY
                                             Name: Patrick B. Dorsey
                                             Title: Senior Vice President,
                                             Secretary and General Counsel


                                             TIFFANY & CO. INTERNATIONAL

                                             By: /s/ PATRICK B. DORSEY
                                             Name: Patrick B. Dorsey
                                             Title: Vice President and Secretary


                                             TSAC CORP.

                                             By: /s/ PATRICK B. DORSEY
                                             Name: Patrick B. Dorsey
                                             Title: Secretary and Treasurer

Dated: September 12, 2002


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